EXHIBIT 99.1

September 14, 2004

Note: This press release contains unaudited consolidated results. The results are established under French Generally Accepted Accounting Principles (French-GAAP) and reviewed by Vivendi Universal’s auditors and audit committee. The results will be formally presented for approbation to the Board of directors on September 28, 2004.

Vivendi Universal reports operating results in strong progress for the first half
And raises its guidance for the full year of 2004

First Half 2004

•	Operating income of €1,818 million,

•	up 8% on an actual basis,

•	up 39% on a pro forma[1] basis,

•	up 30% on a comparable[2] basis.

•	Positive Adjusted net income[3] of €467 million, versus a loss of €14 million.

•	Net loss of €1,858 million, mainly negatively impacted by the non-cash foreign currency translation adjustment on the NBC-Universal transaction (€2,105 million). This result does not take into account the Consolidated Global Profits tax system.

•	Consolidated cash-flow from operations[4] of €2,487 million,

•	up 12% on an actual basis,

•	up 52% on a pro forma[1] basis,

•	up 24% on a comparable[2] basis.

•	Proportionate cash-flow from operations[5] of €1,688 million,

•	up 25% on an actual basis,

•	up 124% on a pro forma[1] basis,

•	up 60% on a comparable[2] basis.

•	Net debt[6] reduced to €6.4 billion on June 30, 2004, versus €11.6 billion on December 31, 2003.

*
**

[1]	The pro forma information illustrates the effect of the divestitures of VUE in May 2004, Telepiù in April 2003 and Comareg in May 2003 as if these transactions had occurred at the beginning of 2003. The pro forma information is calculated as the actual results of Vivendi Universal’s businesses less the actual results reported by each of the divested businesses in each period presented. The pro forma results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2003.

[2]	Comparable basis essentially illustrates the effect of the divestitures of VUE, at Canal+ Group (Telepiù, Canal+ Nordic, Canal+ Belgium and Flemish, etc...), VUP (Comareg and Atica & Scipione), Vivendi Telecom Hungary, Kencell, Monaco Telecom, the abandonment of Internet operations and includes the full consolidation of Telecom Développement at SFR Cegetel Group as if those transactions had occurred at the beginning of 2003. Cash-flow from operations (consolidated and proportionate) on a comparable basis does not include NBC Universal’s dividends in 2004.

[3]	Adjusted net income is detailed in Appendix II. Adjusted net income mainly does not include goodwill amortization, gains (losses) on businesses sold, net of provision and other, and non operating, non recurring items.

[4]	Net cash provided by operating activities after capital expenditures and before financing costs and taxes.

[5]	Defined as cash-flow from operations excluding minority interests.

[6]	French-GAAP gross debt less cash and cash equivalents.

Vivendi Universal raises its full year 2004 guidance:

•	Adjusted net income[3]: above €1 billion.

•	Operating income: strong growth on a pro forma[1] basis, close to 2003 on an actual basis, in spite of VUE’s deconsolidation.

•	Cash flow from operations: growth on a pro forma[1] basis, slight decline on an actual basis, in spite of a significantly reduced scope.

•	Net debt[6]: below €5 billion (when including the proceeds from the sale of Veolia Environnement).

And confirms that it will be in a position to pay a dividend in 2005, based on 2004 earnings.

Comments by Jean-René Fourtou, Chairman and Chief Executive Officer

“Operating results for the first half of 2004 show strong progress, reflecting our focus on the management of our activities. Today’s results confirm that Canal+ Group and Universal Music Group’s turnarounds are on the right track. SFR Cegetel and Maroc Telecom’s operating results improved compared to last year. Concerning Vivendi Universal Games, we appointed a new management team at the beginning of the year in order to reshape the company. Furthermore, I am very pleased with our cooperation with NBC Universal’s teams.

This year, among all that has been accomplished, I would like to highlight the completion of the NBC-Universal transaction, leading to the creation of one of the most profitable U.S. media companies, in which Vivendi Universal holds a 20% control. Also among the highlights, is the authorization by the French Administration to file under the Consolidated Global Profits tax system. This tax system enables Vivendi Universal to accelerate the use of its past net losses. We estimate a €3.8 billion tax savings over the next 6 to 7 years. The Consolidated Global Profits tax system reinforces the group’s Media and Telecommunications businesses.

Today, the reorganization of Vivendi Universal is almost complete. Its financial position is restored.

Vivendi Universal’s strategy is to strengthen its position among the European leaders in Media and Telecoms. We continue to pursue organic development in our fields: pay-tv, music, games and Telecom. Our priority is to improve our activities’ operating results by focusing on operational management. With this focus on our businesses, we will deliver more value creation to Vivendi Universal shareholders.”

Comments on the Group’s earnings:

Revenues

Vivendi Universal’s consolidated revenues for the first half of 2004 amounted to €11,391 million compared with €12,364 million for the first half of 2003. On a pro forma1 basis, first half 2004 revenues increased by 3% at constant currency, compared to 2003 first half.

On a comparable2 basis, 2004 first half revenues increased by 6% at constant currency, compared to 2003 first half. This performance was achieved through revenue stabilization at Universal Music Group, improvement of Canal+ Group and continued growth of SFR Cegetel Group and Maroc Telecom.

Adjusted net income3

For the first half of 2004, the adjusted net income increased by €481 million to reach €467 million, versus an adjusted net loss of €14 million for the same period last year. This increase is mainly the result of operating income improvement (€1,818 million for the first half of 2004 versus €1,677 million for the first half of 2003), the decrease in financing expenses (€307 million compared to €377 million), the improvement of foreign exchange result (a gain of €4 million versus a foreign exchange loss of €145 million in the first half of 2003), as well as the increase of equity in earnings of unconsolidated companies (€156 million for the first half 2004 versus -€67 million for the same period last year).

The Consolidated Global Profits tax system, notified on August 23, 2004, is not taken into account for the first half of 2004.

If the Consolidated Global Profits tax system had been accounted for during the first half of 2004, it would have had a positive impact on the first half current taxes of €243 million, and the adjusted net income would have amounted to €710 million, as Vivendi Universal started to benefit from it as of January 1, 2004.

Operating income

Vivendi Universal’s consolidated operating income for the first half of 2004 amounted to €1,818 million compared with €1,677 million for the first half of 2003.

On a pro forma1 basis, first half 2004 operating income increased by 39%, compared to 2003 first half. On a comparable2 basis, operating income increased by 30%. This performance was mainly achieved through the significant improvement of Canal+ Group operating income, a positive first half operating income at Universal Music Group and the continued growth of SFR Cegetel Group and Maroc Telecom, despite the operating loss recorded by VUG.

Financing expense

In the first half of 2004, financing expense amounted to €307 million compared with €377 million for the same period in 2003. In the first half of 2004, average gross debt (calculated on a daily basis) decreased to €11.4 billion versus €18.2 billion in the first half of 2003. Nonetheless, the cost of average gross debt is 5.26% for the first half of 2004, versus 4.51% for the first half of 2003.

The financing expense will reduce in the forthcoming months thanks to VUE’s debt (€3.6 billion) being deconsolidated in May 2004 with the NBC-Universal transaction, the reimbursement (funded by the cash received from the NBC-Universal transaction) in June 2004 of 80% of the High Yield Notes and the new credit facilities obtained under better conditions, in particular since Vivendi Universal’s credit rating has been upgraded to “Investment Grade” by Standard & Poor’s and Fitch.

Other financial expenses, net of provisions

In the first half of 2004, other financial expenses, net of provisions, amounted to €426 million compared to €289 million in the first half of 2003. For the first half of 2004, they included essentially the one time cost of €303 million related to the redemption of the High Yield Notes.

Gain (loss) on businesses sold, net of provisions, and other

For the first half of 2004, loss on businesses sold, net of provisions, and other amounted to €1,596 million. It includes:

•	The capital loss of €1,739 million related to the divestiture of VUE, finalized as of May 11, 2004. This loss is comprised of:

•	The reclassification in the consolidated statement of income of the negative cumulative translation adjustments related to divested assets, for an amount of — €2,105 million.

•	A net profit of €366 million.

•	The gain on the divestiture of other entities, net of provisions, amounted to €154 million, of which Sportfive (€39 million), Kencell (€38 million) and Monaco Telecom (€22 million).

Income tax expense

For the first half of 2004, income tax expense totaled -€671 million compared with -€633 million for the same period in 2003. For the first half of 2004, income tax paid amounted to €176 million.

Following the C.N.C. (French Council for Accounting) recommendation, the authorization, notified on August 23, 2004, to file under the Consolidated Global Profits tax system has not been taken into account for the first half of 2004, but it will be taken into account in the second half retroactively as from January 1, 2004.

Equity in (losses) earnings of unconsolidated companies

As of June 30, 2004, equity in earnings of unconsolidated companies amounted to €156 million compared with a loss of €67 million as of June 30, 2003. This improvement is mainly explained by the results of Elektrim Telekomunikacja, Universal Parks and Resorts and Veolia Environnement. It also includes the equity in earnings of NBC-Universal, accounted for using the equity method since May 12, 2004 (i.e. 50 days), for €38 million.

Goodwill amortization

For the first half of 2004, goodwill amortization declined by 39% to €283 million (versus €466 million for the first half of 2003), primarily due to the exceptional write-off recorded by Canal+ Group in the first quarter of 2003.

Goodwill impairment

For the first half of 2004, impairment losses, related to some subsidiaries of Canal+ Group, amounted to €11 million.

Minority interests

In the first half of 2004, the minority interest expense totaled €538 million, compared with €502 million for the same period in 2003.

Net loss

In the first half of 2004, net loss amounted to €1,858 million, compared to a net loss of €632 million in the first half of 2003. The first half net loss was mainly impacted by significant non-cash foreign exchange translation adjustment on the NBC-Universal transaction (€2,105 million).

Comments on operating income for Vivendi Universal’s Media and Telecom businesses:

Media activity (as fully consolidated at 100%) For the first half of 2004, Media businesses have generated €66 million of operating income, up 36% on a comparable basis at constant currency .

Canal+ Group (100% Vivendi Universal economic interest):

Significant improvement in Canal+ Group’s operating income, up 56% on a comparable basis.

Canal+ Group reported first half operating income of €207 million compared to €245 million for the same period in 2003. Neutralizing the effect of changes in scope of consolidation, period-on-period growth came to 56%.

This strong improvement reflects the continuous effects of the recovery plan implemented since last year.

The operating income of the Group’s core business, French pay-television, grew more than 17% compared to the first half of 2003. Highlighting the momentum of Canal+, its portfolio enjoyed a growth for the first time since 2000. End of June 2004, the portfolio of the premium channel was higher than one year before. Compared to the same period last year, the number of new subscriptions increased by 17%. In addition, the churn rate decreased significantly during the semester (-1.3 point). This resulted mainly from the increase in the satisfaction rate as well as the investment policy in recruitment and in subscribers’ management.

Boosted by Canal+, CanalSatellite continued to increase its portfolio while maintaining its churn rate at a low level. At the end of June 2004, Canal+ Group portfolio in France totaled more than 8.15 million subscriptions (approximately +4% when compared to June 2003), consolidating its leading position in the French pay-tv sector.

In parallel, the Group’s movie business doubled its operating income compared to last year. This strong improvement was primarily driven by the releases of successful movies (Les Rivières Pourpres 2, Podium...).

Universal Music Group (92% Vivendi Universal economic interest):

UMG significantly improved its operating income which turned positive

Operating income was €15 million compared to a loss in 2003 of €42 million. This improvement was driven by lower artist & repertoire (A&R) and marketing costs, reductions in overheads and selling expenses and a lower depreciation charge. This more than offset higher amortization expenses as a result of a reduction in the period that music and music publishing catalogs are amortized from 20 to 15 years, restructuring expenses of €34 million and an impairment charge of €18 million at UMG’s Music Clubs.

Major new releases for the remainder of the year include new albums from Andrea Bocelli, Busted, Mariah Carey, Eminem, Nelly, Gwen Stefani and U2 in addition to Greatest Hits from Jay Z, George Strait and Shania Twain.

Vivendi Universal Games (99% Vivendi Universal economic interest):

Vivendi Universal Games performance continued to suffer a decline.

Vivendi Universal Games operating loss for the first half of the year was €156 million versus a loss of €52 million last year.

In January 2004, a new management team was put in place to implement a turnaround plan and to reduce the cost base. As a result, the 2004 first half results included one time costs associated with such turnaround plan (for an amount of approximately €90 million), including write-offs of certain projects and titles, along with a significant level of restructuring expenses with the cost of a material reduction in the staff in North America, down by approximately 40% since the beginning of the year.

Furthermore, at the end of 2003, VUG strengthened capitalization criteria of internal development costs. As a result, most internal development costs are now expensed as incurred. Had this strengthening of capitalization criteria actually occurred at the beginning of 2003, it would have had an approximate negative impact of €20 million on the first half 2003 operating income.

The new management team continues its focus on developing high quality games on a timely basis, actively reducing the operating costs and cash-drains, and finally leveraging a worldwide organization.

Telecom activity (as fully consolidated at 100%) For the first half of 2004, Telecom businesses have generated an operating income of €1,504 million, up 18% on a comparable basis at constant currency.

SFR Cegetel Group (approximately 56% Vivendi Universal economic interest):

SFR Cegetel Group’s operating income grew 18% on a comparable basis to €1,186 million.

SFR Cegetel Group consolidated operating income grew 21% (and 18% on a comparable basis7 ) to €1,186 million.

Mobile telephony achieved revenue growth of 10% (and 13% on a comparable basis) mainly reflecting the 7% year on year increase in the customer base along with a favorable mix evolution to 59.5% of postpaid against 55.4% at the end of June 2003. During the first half, operating income grew 21% (also 21% on a comparable basis) to €1,188 million, thanks to continued strong control of customer unit costs and the recording of €38 million of positive non recurring items in the second quarter of 2004. As a consequence, the growth in operating income observed in the first half can not be extrapolated to the rest of the year.

Fixed telephony revenues increased by 40% to €596 million (and 9% on a comparable basis) mainly driven by growing retail and wholesale broadband Internet along with good performance of the corporate division. Cegetel reported operating loss of €2 million in the first half of 2004, flat when compared to the first half 2003, (and to a profit of €17 million on a comparable basis).The growth in revenues combined with the recording of positive non recurring items amounting to €26 million is offset by start-up costs of the broadband Internet retail offer launched in January 2004.

Maroc Telecom (35% Vivendi Universal economic interest):

Maroc Telecom operating income grew 12% to €318 million.

For the first half of 2004, operating income increased by 12% (up 15% at constant currency) to €318 million. This improvement was mainly driven by the revenue increase and good control over sales, general and administrative expenses. Highlights in the first half 2004 include growth in mobile customers acquisitions, solid international traffic growth and the successful launch of ADSL broadband Internet offer.

Media and Analyst Conference Details

Press Conference

Speakers: Mr. Jean-René Fourtou, Mr. Jean-Bernard Lévy and Mr. Jacques Espinasse
Date:	Tuesday September 14, 2004
11.00 AM Paris time
10.00 AM London time
05.00 AM New York EST

At Vivendi Universal’s headquarters in Paris. 42, avenue de Friedland. 75008 Paris

[7]Comparable basis illustrates the full consolidation of Telecom Développement as if the merger had occurred at the beginning of 2003.

[8]Please note that because of the merger of SFR and Cegetel Groupe SA and also because of our intention to better reflect the performances of each separate businesses, SFR Cegetel Group has reallocated holding and other revenues, which were previously reported in the “fixed and other” line renamed “fixed and internet”, to the “mobile” line. As a consequence, SFR Cegetel Group’s breakdown of results by business differs from figures published in 2003.

Webcast details:

The meeting/call will also be webcast at: http://finance.vivendiuniversal.com

Analyst Conference

Speakers: Mr. Jean-René Fourtou, Mr. Jean-Bernard Lévy and Mr. Jacques Espinasse
Date:	Tuesday September 14, 2004
05.00 PM Paris time
04.00 PM London time
11.00 AM New York EST

Media invited on a listen only basis.

Conference call details:

France: +33 (0)1 70 70 91 18
      Or +33 (0)1 70 70 60 60 — Access code: 845 639

UK: +44 (0)207 098 0714 — Access code: 844 784
US: +00 (1) 718 354 1153 — Access code : 844 784
      Toll free : (1) 866 602 0258 — Access code : 844 784

Webcast details:

The meeting/call will also be webcast at: http://finance.vivendiuniversal.com

Important disclaimer:

This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: the reduction of Vivendi Universal’s indebtedness expected to be reached as a result of the debt-reduction and maturity-extension plans, proposed disposals and/or restructurings will not materialize in the timing or manner described above; Vivendi Universal will not be able to obtain the regulatory, competition or other approvals necessary to complete certain proposed transactions; actual cash flow and net debt figures differ from the estimated targets described above; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal’s revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; as well as the risks described in the documents Vivendi Universal has filed previously with the U.S. Securities and Exchange Commission and/or the French Autorité des Marchés Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide updates or revise any forward-looking statements.

CONTACTS:

Media	Investor Relations
Paris	Paris
Antoine Lefort	Daniel Scolan
+33 (0) 1 71 71 11 80	+33 (0) 171 71 32 91
Agnès Vétillart	Laurence Daniel
+33 (0) 1 71 71 30 82	+33 (0) 171 71 12 33
Alain Delrieu	Edouard Lassalle
+33 (0) 1 71 71 10 86	+33 (0) 171 71 30 45
New York	New York
Flavie Lemarchand	Eileen McLaughlin
+(1) 212.572.1118	+(1) 212.572.8961

APPENDIX I
VIVENDI UNIVERSAL
CONSOLIDATED STATEMENT OF INCOME
(French GAAP, unaudited)

2nd quarter ended June 30,				1st half ended June 30,
2004	2003	(In millions of euros, except per share amounts)		2004	2003
€5,418	€6,132	Revenues		€11,391	€12,364
€ 888	€833	Operating income		€1,818	€1,677
(145)	(197)	Financing expense		(307)	(377)
(305)	(143)	Other financial expenses, net of provisions	(a)	(426)	(289)

€(450)	€(340)	Financing and other expenses, net		€(733)	€(666)

€ 438	€493	Income before gain (loss) on businesses sold, net of provisions, and other, income taxes, equity interest, goodwill amortization and minority interests		€1,085	€1,011
(1,607)	256	Gain (loss) on businesses sold, net of provisions, and other	(b)	(1,596)	337
(374)	(326)	Income tax expense		(671)	(633)

€ (1,543)	€423	Income (loss) before equity interest, goodwill amortization and minority interests		€(1,182)	€715
111	5	Equity in (losses) earnings of unconsolidated companies	(c)	156	(67)
—	(190)	Equity loss in Veolia Environnement impairment	(d)	—	(190)
(137)	(183)	Goodwill amortization		(283)	(466)
(11)	(122)	Impairment losses		(11)	(122)

€ (1,580)	€(67)	Income (loss) before minority interests		€(1,320)	€(130)
(272)	(246)	Minority interests		(538)	(502)

€ (1,852)	€(313)	Net loss		€(1,858)	€(632)

€ (1.73)	€(0.29)	Loss per basic share		€(1.73)	€(0.59)
1,071.9	1,070.1	Weighted average common shares outstanding (in millions)	(e)	1,071.7	1,070.4

(a)	In 2004, includes the cost related to the redemption of High Yield Notes (-€303 million).

(b)	Includes the after tax loss on the divestiture of 80% of Vivendi Universal’s interests in Vivendi Universal Entertainment for €1,739 million net of a -€2,105 million foreign currency translation adjustment as well as gain on the divestiture of other entities, net of provisions (+€154 million).

(c)	In 2004, includes the equity in NBC Universal’s earnings since May 12, 2004, i.e. €38 million. In 2003, includes the equity in earnings of the Consumer Press Division, which was sold in February 2003.

(d)	Corresponds to Vivendi Universal’s 20.4% interest in Veolia Environnement’s impairment of goodwill and other intangible assets (i.e. €440 million), after a notional impairment of goodwill initially recorded as a reduction of shareholders’ equity of €250 million, as prescribed by French GAAP.

(e)	Excluding treasury shares recorded as a reduction of shareholders’ equity (that is 3,166 shares as at June 30, 2004). The weighted average common shares outstanding including the potential dilution effect of outstanding convertible bonds and stock options represented approximately 1 215.9 million common shares as at June 30, 2004. The financial instruments with potential dilution effect that were in the money at that date represented approximately 105.3 million common shares out of 144.2 million common shares to be potentially issued.

APPENDIX II
VIVENDI UNIVERSAL
RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED NET INCOME (LOSS)
(French GAAP, unaudited)

2nd quarter ended June 30,					1sthalf ended June 30,
2004	2003	Change	(In millions of euros)		2004	2003	Change
€ (1,852)	€(313)	(1,539)	Net loss	(a)	€(1,858)	€(632)	(1,226)
			Adjustments
9	4	5	Financial provisions and amortization of deferred financial charges	(b)	121	(374)	495
(1)	76	(77)	Realized losses, net of financial provisions taken previously	(b)	4	392	(388)
303	23	280	Other non-operating, non-recurring items	(b)(c)	303	137	166

€311	€103	208	Subtotal impact on other financial expenses, net of provisions	(b)	€428	€155	273
1,607	(256)	1,863	Loss (gain) on businesses sold, net of provisions, and other	(a)	1,596	(337)	1,933
—	190	(190)	Equity loss in Veolia Environnement impairment	(a)	—	190	(190)
137	183	(46)	Goodwill amortization	(a)	283	466	(183)
11	122	(111)	Impairment losses	(a)	11	122	(111)
23	13	10	Income tax expense		22	47	(25)
(9)	—	(9)	Minority interests on adjustments		(15)	(25)	10

€ 228	€42	186	Adjusted net income (loss)		€467	€(14)	481

(a)	As reported in the consolidated statement of income.

(b)	The table presents the detail of the impact of the adjustments on other financial expenses, net of provisions:

2nd quarter ended June 30, 2004					1st half ended June 30, 2004
Financial					Financial
provisions		Other non-			provisions		Other non-
and		operating			and		operating,
amortization		non-			amortization		non-
of financial	Realized	recurring	Net		of financial	Realized	recurring	Net
charges	losses	items	impact	(In millions of euros)	charges	losses	items	impact
€ 61	€—	€—	€61	Mark-to-market of interest rate swaps	€19	€—	€—	€19
29	—	—	29	Mark-to-market of DuPont shares	(20)	—	—	(20)
(35)	—	—	(35)	Provision on SNCF put option on Cegetel S.A.S	(35)	—	—	(35)
(51)	—	—	(51)	Amortization of deferred financial charges	(61)	—	—	(61)
—	—	(303)	(303)	Cost related to the redemption of High Yield Notes	—	—	(303)	(303)
(13)	1	—	(12)	Other	(24)	(4)	—	(28)

€ (9)	€1	€(303)	€(311)	Total	€(121)	€(4)	€(303)	€(428)

(c)	In 2004, includes the cost related to the redemption of High Yield Notes for €303 million. In 2003, include the losses related to the settlement of put options on treasury shares and fees related to the implementation of the group’s refinancing plan.

APPENDIX III
VIVENDI UNIVERSAL
REVENUES AND OPERATING INCOME BY BUSINESS SEGMENT AS PUBLISHED
(French GAAP, unaudited)

			AS PUBLISHED
	2nd quarter ended June 30,			1st half ended June 30,
(In millions of euros)	2004	2003	Change	2004	2003	Change
Revenues
Canal+ Group	€916	€1,049	-13%	€1,839	€2,215	-17%
Universal Music Group	1,091	1,068	2%	2,069	2,168	-5%
Vivendi Universal Games	71	134	-47%	148	240	-38%

Media	€2,078	€2,251	-8%	€4,056	€4,623	-12%
SFR Cegetel Group	2,055	1,831	12%	4,113	3,612	14%
Maroc Telecom	394	357	10%	770	714	8%

Telecom	€2,449	€2,188	12%	€4,883	€4,326	13%
Other (a)	57	129	-56%	125	325	-62%

Total Vivendi Universal	€4,584	€4,568	0%	€9,064	€9,274	-2%

(Excluding VUE and VUP assets sold in 2003)
Vivendi Universal Entertainment (b)	834	1,516	-45%	2,327	2,962	-21%
VUP assets sold in 2003 (c)	—	48	na*	—	128	na*

Total Vivendi Universal	€5,418	€6,132	-12%	€11,391	€12,364	-8%

Operating Income (Loss)
Canal+ Group	€133	€87	53%	€207	€245	-16%
Universal Music Group	31	(14)	na*	15	(42)	na*
Vivendi Universal Games	(111)	(28)	-x4	(156)	(52)	-x3

Media	€53	€45	18%	€66	€151	-56%
SFR Cegetel Group	634	519	22%	1,186	984	21%
Maroc Telecom	157	145	8%	318	283	12%

Telecom	€791	€664	19%	€1,504	€1,267	19%
Holding & corporate	(66)	(83)	20%	(112)	(154)	27%
Other (a)	19	(81)	na*	23	(88)	na*

Total Vivendi Universal	€797	€545	46%	€1,481	€1,176	26%

(Excluding VUE and VUP assets sold in 2003)
Vivendi Universal Entertainment (b)	91	282	-68%	337	495	-32%
VUP assets sold in 2003 (c)	—	6	na*	—	6	na*

Total Vivendi Universal	€888	€833	7%	€1,818	€1,677	8%

     *na: non applicable.

(a)	“Other” corresponds to Vivendi Universal Publishing (VUP) activities in Brazil (Atica & Scipione) deconsolidated since January 1, 2004, Internet operations abandoned since January 1, 2004, Vivendi Telecom International, Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions.

(b)	Vivendi Universal Entertainment was deconsolidated as of May 11, 2004 as the result of the divestiture of 80% of Vivendi Universal’s interest in this company.

(c)	Corresponds to Comareg sold in May 2003.

APPENDIX IV
VIVENDI UNIVERSAL
PRO FORMA REVENUES AND OPERATING INCOME BY BUSINESS SEGMENT
(French GAAP, unaudited)

The pro forma information illustrates the effect of the divestitures of Vivendi Universal Entertainment in May 2004, of Telepiù in April 2003 and of Comareg in May 2003 as if these transactions had occurred at the beginning of 2003.

PRO FORMA
2nd quarter ended June 30,	1st half ended June 30,
%	%
Change at	Change at
%	constant	%	constant
(In millions of euros)	2004	2003	Change	currency	2004	2003	Change	currency
Revenues
Canal+ Group	€916	€974	-6%	-7%	€1,839	€1,904	-3%	-3%
Universal Music Group	1,091	1,068	2%	5%	2,069	2,168	-5%	0%
Vivendi Universal Games	71	134	-47%	-44%	148	240	-38%	-32%

Media	€2,078	€2,176	-5%	-3%	€4,056	€4,312	-6%	-3%
SFR Cegetel Group	2,055	1,831	12%	12%	4,113	3,612	14%	14%
Maroc Telecom	394	357	10%	12%	770	714	8%	11%

Telecom	€2,449	€2,188	12%	12%	€4,883	€4,326	13%	13%
Other (a)	57	129	-56%	-53%	125	325	-62%	-59%

Total Vivendi Universal	€4,584	€4,493	2%	3%	€9,064	€8,963	1%	3%

Operating Income (Loss)
Canal+ Group	€133	€87	53%	53%	€207	€132	57%	57%
Universal Music Group	31	(14)	na*	na*	15	(42)	na*	na*
Vivendi Universal Games	(111)	(28)	-x4	-x4	(156)	(52)	-x3	-x3

Media	€53	€45	18%	11%	€66	€38	74%	39%
SFR Cegetel Group	634	519	22%	22%	1,186	984	21%	21%
Maroc Telecom	157	145	8%	10%	318	283	12%	15%

Telecom	€791	€664	19%	20%	€1,504	€1,267	19%	19%
Holding & corporate	(66)	(83)	20%	18%	(112)	(154)	27%	25%
Other (a)	19	(81)	na*	na*	23	(88)	na*	na*

Total Vivendi Universal	€797	€545	46%	46%	€1,481	€1,063	39%	38%

     *na: non applicable.

(a)	“Other” corresponds to Vivendi Universal Publishing (VUP) activities in Brazil (Atica & Scipione) deconsolidated since January 1, 2004, Internet operations abandoned since January 1, 2004, Vivendi Telecom International, Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions.

APPENDIX V
VIVENDI UNIVERSAL
REVENUES AND OPERATING INCOME ON A COMPARABLE BASIS BY BUSINESS SEGMENT
(French GAAP, unaudited)

Comparable basis essentially illustrates the effect of the divestiture of VUE, of the divestitures at Canal+ Group (Telepiù, Canal+ Nordic, Canal+ Belgium and Flemish, etc...), VUP (Comareg and Atica & Scipione) and of Vivendi Telecom Hungary, Kencell and Monaco Telecom, the abandonment of Internet operations and includes the full consolidation of Telecom Développement at SFR Cegetel Group as if these transactions had occurred at the beginning of 2003.

	COMPARABLE BASIS
	2ndquarter ended June 30,				1st half ended June 30,
				% Change				% Change
				at				at
			%	constant			%	constant
(In millions of euros)	2004	2003	Change	currency	2004	2003	Change	currency
Revenues
Canal+ Group	€908	€875	4%	3%	€1,815	€1,723	5%	5%
Universal Music Group	1,091	1,068	2%	5%	2,069	2,168	-5%	0%
Vivendi Universal Games	71	134	-47%	-44%	148	240	-38%	-32%

Media	€2,070	€2,077	0%	1%	€4,032	€4,131	-2%	0%
SFR Cegetel Group	2,055	1,858	11%	11%	4,113	3,665	12%	12%
Maroc Telecom	394	357	10%	12%	770	714	8%	11%

Telecom	€2,449	€2,215	11%	11%	€4,883	€4,379	12%	12%
Other (a)	9	13	-31%	-8%	7	33	-79%	-61%

Total Vivendi Universal	€4,528	€4,305	5%	6%	€8,922	€8,543	4%	6%

Operating Income (Loss)
Canal+ Group	€132	€88	50%	51%	€207	€133	56%	56%
Universal Music Group	31	(14)	na*	na*	15	(42)	na*	na*
Vivendi Universal Games	(111)	(28)	-x4	-x4	(156)	(52)	-x3	-x3

Media	€52	€46	13%	7%	€66	€39	69%	36%
SFR Cegetel Group	634	532	19%	19%	1,186	1,003	18%	18%
Maroc Telecom	157	145	8%	10%	318	283	12%	15%

Telecom	€791	€677	17%	17%	€1,504	€1,286	17%	18%
Holding & corporate	(66)	(83)	20%	18%	(112)	(154)	27%	25%
Other (a)	13	(25)	na*	na*	7	(40)	na*	na*

Total Vivendi Universal	€790	€615	28%	28%	€1,465	€1,131	30%	29%

     *na: non applicable.

(a)	“Other” corresponds to Vivendi Telecom International (excluding Vivendi Telecom Hungary, Kencell and Monaco Telecom), Vivendi Valorisation, other non core businesses and the elimination of intercompany transactions.

APPENDIX VI
VIVENDI UNIVERSAL
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(French GAAP, unaudited)

	June 30	December 31,
(In millions of euros)	2004	2003

ASSETS
Goodwill, net	€17,082	€17,789
Other intangible assets, net	6,515	11,778
Fixed assets and investments	8,155	10,997

Total long-term assets	31,752	40,564

Other current assets	7,851	11,498
Cash and cash equivalents	1,198	2,858

Total current assets	9,049	14,356

TOTAL ASSETS	€40,801	€54,920

SHAREHOLDERS’ EQUITY AND LIABILITIES
Total shareholders’ equity	11,883	11,923
Minority interests	2,975	4,929
Other equity	1,000	1,000
Other non-current liabilities	3,973	5,261
Gross debt	7,574	14,423
Deferred taxes liabilities	3,704	5,123
Accounts payable	9,692	12,261

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	€40,801	€54,920

FINANCIAL NET DEBT

	June 30
(In millions of euros)	2004	2003	Change

Gross debt	€7,574	€16,846	€(9,272)
Cash and cash equivalents	(1,198)	(3,151)	1,953

Financial Net Debt	€6,376	€13,695	€(7,319)

FINANCIAL NET DEBT MATURITY

		Payments due in
			Between June	Between June		Total as of
	Total as of	Before June	2005 and June	2006 and June	After June	December 31,
	June 30, 2004	2005	2006	2009	2009	2003
(In millions of euros)
Gross debt	€7,574	€3,558	€1,246	€2,609	€161	€14,423
Cash and cash equivalents	(1,198)	(1,198)	—	—	—	(2,858)

Financial Net Debt	€6,376	€2,360	€1,246	€2,609	€161	11,565

APPENDIX VII
VIVENDI UNIVERSAL
CONSOLIDATED STATEMENT OF CASH FLOWS
(French GAAP, unaudited)

			1st half ended June 30,		Year ended
					December 31,
(In millions of euros)			2004 (a)	2003 (a)	2003 (a)

Cash flow — operating activities:
Net loss			€(1,858)	€(632)	€(1,143)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization			1,179	1,594	4,759
Equity loss in Veolia Environnement impairment			—	190	203
Financial provisions and provisions related to businesses sold	(b	)	48	(374)	(1,007)
Gain on sale of property, plant and equipment and financial assets, net			1,611	(62)	47
Exceptional dividend received from NBC Universal	(c	)	224	—	—
Undistributed earnings from affiliates, net	(d	)	(103)	114	(13)
Deferred taxes			(44)	111	(842)
Minority interests			538	502	1,212
Changes in assets and liabilities, net of effect of acquisitions and divestitures			698	(504)	670

Net cash provided by operating activities			2,293	939	3,886
Cash flow — investing activities:
Capital expenditures			(635)	(543)	(1,552)
Proceeds from sales of property, plant, equipment and intangible assets			116	277	477
Purchases of investments	(e	)	(374)	(4,310)	(4,422)
Sales of investments	(e	)	2,988	1,450	1,408
Net decrease (increase) in financial receivables			(21)	9	140
Sales (purchases) of marketable securities			—	58	49

Net cash provided by (used for) investing activities			2,074	(3,059)	(3,900)
Cash flow — financing activities:
Net increase (decrease) in short-term borrowings			(1,434)	(1,321)	(7,259)
Proceeds from issuance of borrowings and other long-term debt			118	2,673	5,657
Principal payment on borrowings and other long-term liabilities			(3,291)	(2,693)	(1,947)
Net proceeds from issuance of com m on shares			—	51	71
Sales (purchases) of treasury shares			—	(101)	(98)
Cash dividends paid			(1,479)	(737)	(737)
Cash payment to InterActiveCorp			—	(31)	—

Net cash provided by (used for) financing activities			(6,086)	(2,159)	(4,313)
Foreign currency translation adjustment			59	135	(110)

Change in cash and cash equivalents			€(1,660)	€(4,144)	€(4,437)

Cash and cash equivalents:
Beginning			€2,858	€7,295	€7,295

Ending			€1,198	€3,151	€2,858

(a)	Includes 100% of SFR, Maroc Telecom and Vivendi Universal Entertainment (until May 11, 2004) which are controlled by Vivendi Universal with a 56%, 51% and 92% voting interest respectively and a 56%, 35% and 86% ownership interest respectively.

(b)	For the half year ended June 30, 2004, comprises financial provisions reported in “other financial expenses, net of provisions” (-€60 million) and provisions reported in “gain (loss) on businesses sold, net of provisions, and other” (€12 million).

(c)	In compliance with the terms of the combination agreement signed between Vivendi Universal, General Electric and NBC, Vivendi Universal reimbursed all the cash generated by VUE between October 1, 2003 and May 11, 2004 (i.e. €629 million). In June, Vivendi Universal received a dividend of €224 million from NBC Universal corresponding to 20% of the cash generated by NBC and VUE between October 1, 2003 and May 11, 2004. This dividend has been recognized in operating cash flows while the consolidated cash flow statement includes 100% of VUE until its deconsolidation on May 11, 2004. This intercompany dividend has no impact on Vivendi Universal net income.

(d)	Includes the reversal of equity in earnings of sold subsidiaries.

(e)	Includes net cash from acquired and divested companies.

APPENDIX VIII
VIVENDI UNIVERSAL
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(French GAAP, unaudited)

						Retained Earnings and Others
			Common shares				Cumulative
							Foreign
					Additional		Currency
					Paid-in	Retained	Translation			Shareholders'
(In millions of euros)			Number	Amount	Capital	Earnings	Adjustment	Total		Equity
			(Thousands)
Balance at December 31, 2003			1,071,519	€5,893	€6,030	€3,750	€(3,750)	€-		€11,923
Net loss for the period			—	—	—	(1,858)	—	(1,858	)(a)	(1,858)
Reversal of foreign currency translation adjustment related to 80% of the interests in VUE			—	—	—	—	2,105	2,105	(a)	2,105
Foreign currency translation adjustment			—	—	—	—	(126)	(126)		(126)
Impact of the implementation of CRC Rule 04-03	(b	)	—	—	—	(95)	—	(95)		(95)
Conversion of ex-Seagram exchangeables			704	4	52	(56)	—	(56)		—
Conversion of bonds, w arrants, stock options and issuances under the employee stock purchase plan			3	—	—	—	—	—		—
Common shares cancelled (treasury shares)			(714)	(4)	(11)	—	—	—		(15)
Treasury shares and stripped shares allocation			—	—	—	15	—	15		15
Release of revaluation surplus and other			—	—	—	(66)	—	(66)		(66)

Balance at June 30, 2004			1,071,512	€5,893	€6,071	€1,690	€(1,771)	€(81)		€11,883

(a)	In accordance with accounting principles, upon the divestiture of 80% of its interests in VUE, Vivendi Universal reclassified to net income in proportion to the divested economic interests the foreign cumulative translation adjustment related to VUE recorded as a reduction of shareholders’ equity. This reclassification resulted in a loss of €2,105 million, but had no impact on shareholders’ equity.

(b)	As a result of the application of CRC Rule 99-02 amended by the CRC Rule 04-03 issued on May 4, 2004, Vivendi Universal has fully consolidated Special Purpose Vehicles used for the defeasance of real estate since January 1, 2004.

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